Exhibit 99.2

PRESS RELEASE                                 UNILAB CORPORATION
                                              (AMEX:ULB)
                                              18448 Oxnard Street
                                              Tarzana, CA  91356

                                              For Further Information:
                                              Richard A. Michaelson
                                              Phone: (818) 758-6607

IMMEDIATE RELEASE
August 6, 1996

          UNILAB CORPORATION ANNOUNCES SECOND QUARTER RESULTS

TARZANA, CA, August 6, 1996 -- UNILAB Corporation (AMEX:ULB) announced today that net sales for the quarter ending June 30, 1996 increased to $52.1 million from $47.9 million in the same period last year. The
Company reported a net loss for the second quarter of 1996 of $2.7 million, or $0.07 per common share, compared to a net loss of $37.6 million, or $1.05 per common share, inclusive of approximately $39 million in nonrecurring charges primarily related to divestiture and acquisition activities, in the same year ago period.

For the six months ended June 30, 1996, net sales were $103.6 million compared to $90.2 million in the same period last year. The net loss for the six months was $8.1 million, or $0.22 per common share, which included a $3.5 million extraordinary charge associated with the early extinguishment of debt. This compares with a net loss of $37.0 million, or $1.04 per common share, for the six months ended June 30, 1995, inclusive of the approximately $39 million in charges noted above.

Andrew Baker, Chairman and Chief Executive Officer of Unilab, remarked, "Our second quarter results reflect the ongoing challenges faced in the clinical laboratory testing market. EBITDA for the second quarter of $3.4 million, roughly flat with the first quarter, was negatively affected by continued price erosion, which was only partially offset by stronger volumes and expense improvements. We are continuing to take actions to drive our average costing lower, at the same time as we focus on improving our reimbursement levels and the profitability of our managed care business."

The Company also announced the signing of a new three year $20 million facility for the sale of receivables, with terms that are generally more attractive than the Company's current financing arrangements.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.

                          - tables to follow -

                          Unilab Corporation
                 Consolidated Statement of Operations
              (amounts in thousands, except per share data)
                                Three months ended     Six Months Ended
                                     June 30,              June 30,
                                1996          1995      1996       1995
Revenue	                        $52,058      $47,913   $103,599   $90,155

Operating Expenses, Excluding
Legal Charge and Acquisition
Related Charges                  51,585       43,661    102,626    82,623

Legal and Acquisition Related
Charges                             -          1,200        -       2,400

Operating Income                    473        3,052        973     5,132

Other Income (Expenses):
Interest Expense, net            (3,159)      (2,437)    (5,549)    (4,102)
Equity in Earnings of Affiliate     -             75        -          250
Loss on Sale of Equity Investment   -        (36,499)       -      (36,499)

Loss Before Income Taxes and      (2,686)    (35,809)    (4,576)   (35,219)
Extraordinary Item

Extraordinary Item - Loss on Early
Extinguishment of Debt               -         1,732      3,451      1,732

Net Loss                          (2,686)    (37,541)    (8,027)   (36,951)

Preferred Stock Dividends             36          36         72         72

Net Loss Available to
Common Shareholders              ($2,722)     ($37,577)  ($8,099)  ($37,023)

Net Loss per Share:
  Loss Before Extraordinary Item  ($0.07)      ($1.00)    ($0.12)    ($0.99)
  Extraordinary Item                  -         (0.05)     (0.10)     (0.05)
  Net Loss                        ($0.07)      ($1.05)    ($0.22)    ($1.04)

Weighted Average Common
Shares Outstanding                36,666       35,919     36,610    35,729

                           Unilab Corporation
                       Consolidated Balance Sheet


                                             June 30,   December 31,
                                              1996          1995
(amounts in thousands)

Cash and Cash Equivalents                     $9,264          $70
Accounts Receivable, net                      42,614       40,334
Amounts Due from UGL/UniHoldings              15,375       15,000
Other Current Assets                           4,007        4,180
  Total Current Assets                        71,260       59,584

Fixed Assets, net                             17,747       18,326

Goodwill and Other Intangible Assets         112,618      113,019

Other Assets                                   6,476        5,245

Total Assets                                $208,101     $196,174

Total Current Liabilities                    $27,543      $49,273

Long-term Debt, net of current portion       126,997       87,207
Other Liabilities                              3,839        3,364

Total Shareholders Equity                     49,722       56,330

Total Liabilities and Shareholders' Equity   $208,101    $196,174